Exhibit 99.1

Jumia Announces Leadership Changes to Support its Journey Towards Profitability

New leadership appointed with a plan focused on path to profitability and e-commerce fundamentals

Lagos, November 7, 2022 -- Jumia Technologies AG (NYSE: JMIA) (“Jumia” or “the Company”) today announced the appointment of a new Management Board and Acting CEO, while Jeremy Hodara and Sacha Poignonnec, Co-CEOs, will be stepping down effective today.

The Supervisory Board has appointed Francis Dufay and Antoine Maillet-Mezeray as members of the Company’s Management Board.

●	Francis Dufay is appointed Acting CEO. He has been with the Company since 2014 and has held multiple senior leadership roles, including CEO of Ivory Coast and recently EVP Africa with responsibility for the group’s e-commerce business across Africa. Francis has a track record of successfully scaling e-commerce operations in Africa with a strong focus on profitability. Based in Ivory Coast since 2014 and an Ivorian national, Francis brings a deep understanding of our business and the markets that we operate in.
●	Antoine Maillet-Mezeray previously Group Chief Financial Officer, has been elevated to Executive Vice President, Finance & Operations. Antoine has been with Jumia for over six years and has played an instrumental role in driving the finance function and further developing it in a public market context.

Jonathan Klein, Chairman of the Supervisory Board, said of the announcement, “We thank Jeremy and Sacha for their leadership over the last decade to envision and build a company that became the leading pan-African e-commerce player. As we look ahead to the next chapter of Jumia’s journey, we want to bring more focus to the core e-commerce business as part of a more simplified and efficient organization with stronger fundamentals and a clearer path to profitability. We look forward to working closely with Francis, Antoine and the leadership team to execute on these objectives and continue on our mission of offering a compelling e-commerce platform to consumers, sellers and the broader Jumia ecosystem in Africa.”

Francis, Antoine and the broader leadership team will work together closely to drive the Company’s strategic priorities and operations with a clear focus on:

●	Building even stronger fundamentals for our e-commerce businesses by refocusing teams and resources on activities and projects delivering the best added value to consumers, sellers and the broader Jumia ecosystem.
●	Reducing operating losses and setting the business on a clear path to profitability, through stronger cost discipline, targeted monetization initiatives and a more simplified and efficient organization.

The Company will be making select senior management changes with a focus on locating leaders and decision centers closer to consumers and sellers in Africa. In parallel, a search for a permanent CEO is ongoing.

Francis Dufay and Antoine Maillet-Mezeray stated, “We have an outstanding platform, a strong brand and a talented team. We believe in Jumia’s relevance to African consumers and are confident in the Company’s ability to deliver strong results. We are working on a comprehensive plan to bring more focus to the business and drive sharper execution to scale the business towards profitability.”

Jeremy Hodara and Sacha Poignonnec commented, “We are proud to have built Jumia, pioneering e-commerce on the continent and creating along the way a unique culture and a great platform in which millions of consumers and thousands of sellers find great value. It is time for us to pass the baton to a new team, we are excited for all that is to come for the business and look forward to cheering the Company on from a new vantage point.”

The Company will provide additional information on this announcement and business priorities as part of its Q3 earnings call scheduled for November 17, 2022.

Forward Looking Statements

This press release contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws, including statements regarding the Company’s leadership changes and prospects for growth and value creation. These statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. These risks include, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in Jumia’s Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for Jumia’s management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Jumia cautions you therefore against relying on these forward-looking statements, and Jumia qualifies all of its forward-looking statements by these cautionary statements. Jumia assumes no obligation, and does not intend, to update these forward-looking statements as a result of future events or developments

Contacts

Safae Damir
Head of Investor Relations
investor-relations@jumia.com

Abdesslam Benzitouni
Head of PR and Communications
press@jumia.com